

June 11, 2009

<u>Via U.S. Mail and Facsimile (819-363-5155)</u>

Christian Dube
Vice President and Chief Financial Officer
Cascades, Inc.
404 Marie-Victorin Blvc.
Kingsey Falls, Quebec
Canada, J0A 1B0

   Re: **Cascades, Inc.**
      Form 40-F for the Fiscal Year Ended December 31, 2008
      Filed March 30, 2009
      File No. 333-105024
      Response Letter dated May 12, 2009

Dear Mr. Dube:

  We refer you to our comment letters dated April 28, 2009 and May 22, 2009 regarding business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

         Sincerely,

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance